

November 14, 2023

Sandy Ran Xu
Chief Financial Officer
JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China

      Re: JD.com, Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Response dated September 14, 2023
          File No. 001-36450

Dear Sandy Ran Xu:

We have reviewed your September 14, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 31, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 176

1. We note your response to prior comments 1 and 3. Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note CCTAM Fund SPC, which holds approximately 0.54% of JD Property's equity interest, is incorporated in the Cayman Islands and indirectly wholly owned and controlled by a governmental entity in the Chinese mainland.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shu Du, Esq.